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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Canadian Solar Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
136635 10 9
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE

CUSIP No.	136635 10 9

1	NAMES OF REPORTING PERSONS Shawn (Xiaohua) Qu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	5	SOLE VOTING POWER

NUMBER OF		13,672,263 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,672,263 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,672,263 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

50.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

ITEM 1(a).	NAME OF ISSUER:

Canadian Solar Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

199 Lushan Road Suzhou New District Suzhou 215129 People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Shawn (Xiaohua) Qu

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Shawn (Xiaohua) Qu c/o Canadian Solar Inc. 199 Lushan Road Suzhou New District Suzhou 215129 People’s Republic of China

ITEM 2(c)	CITIZENSHIP:

Canada

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

136635 10 9

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of February 14, 2008:

Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Shawn (Xiaohua) Qu	13,672,263	50.0%	13,672,263	0	13,672,263	0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2008

/s/ Shawn (Xiaohua) Qu
Shawn (Xiaohua) Qu